Exhibit 99.1

ATTENTION BUSINESS EDITORS:


ROGERS CABLE PRICES PRIVATE PLACEMENT OF US$427 MILLION NOTES

     TORONTO, Nov. 19 /CNW/ - Rogers Communications Inc. ("RCI") and its wholly-owned subsidiary Rogers Cable Inc. ("Rogers Cable") announced today that Rogers Cable has priced a private placement of notes in an aggregate principal amount of approximately US$427 million (approximately Cdn$509 million based on today's noon rate of exchange as reported by the Bank of Canada). The private placement consists of Cdn$175 million 7.25% Senior (Secured) Second Priority Notes due 2011 and US$280 million 6.75% Senior (Secured) Second Priority Notes due 2015 (the "Notes"). The offering is being made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act") in the United States and pursuant to private placement exemptions in certain provinces of Canada and is expected to close on or about November 30, 2004.

     Rogers Cable intends to use all of the net proceeds from the private placement to partially repay outstanding advances under its bank credit facility. On November 9, 2004, Rogers Cable borrowed $650.0 million under its bank credit facility which, together with $10.0 million cash on hand, was distributed to RCI as a return of capital.

     The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release is not an offer of the Notes for sale or a solicitation of an offer to purchase the Notes in the United States or Canada. The Notes have not been and will not be qualified for distribution under the securities laws of any province or territory of Canada except pursuant to prospectus exemptions.

     Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. and Rogers Cable (the "Companies") caution that actual future events will be affected by a number of factors, many of which are beyond the Companies' control, and therefore may vary substantially from what the Companies currently foresee. The Companies are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the most recent Annual Reports and Annual Information Forms for the Companies filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

         About Rogers:

     Rogers Cable Inc. is a wholly-owned subsidiary of Rogers Communications Inc. (TSX: RCI; NYSE: RG). Rogers Cable passes 3.3 million homes in Ontario, New Brunswick and Newfoundland, with 69% basic penetration of its homes passed. Rogers Cable pioneered high-speed Internet access with the first commercial launch in North America in 1995 and now approximately 27% of homes passed are Internet customers. With 99% of its network digital ready, Rogers Cable offers an extensive array of High Definition TV, a suite of Rogers On Demand services (including Video on Demand (VOD), Subscription VOD, Personal Video Recorders and Timeshifting channels) as well as a large line-up of digital, multicultural, and sports programming. Approximately 28% of Rogers basic subscribers are also digital customers and approximately 39% are Rogers Hi-Speed residential and business customers. Rogers Cable also owns and operates 288 Rogers Video Stores.

     Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider, Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

     %SEDAR: 00003765EEF

     For further information: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com; Archived images on this organization are


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available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press.




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